FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Result of the External Audit Tender

AstraZeneca PLC (the Company) today announced a proposal to appoint PricewaterhouseCoopers LLP (PwC) as its external auditor for the financial year ending 31 December 2017.

As disclosed in the Company's Annual Report, the Audit Committee determined that the audit would be put out to tender by 2018 in accordance with the transitional guidance issued by the Financial Reporting Council. The proposed change of auditor follows a recommendation by the Audit Committee to the Board based on a formal tender in line with best practice. Further information on the tender process will be provided in the Audit Committee Report contained in the Company's Annual Report for the financial year ending 31 December 2015.

A resolution to approve the appointment of PwC will be put to shareholders at the Company's AGM in 2017.

A resolution to re-appoint the Company's current auditor, KPMG LLP, for the financial year ending 31 December 2016 will be put to shareholders at the Company's AGM in 2016.

KPMG has been the auditor of the AstraZeneca Group since the merger of Astra and Zeneca in 1999 and the Board would like to thank KPMG for its years of service to the Company.

23 December 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 December 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary